

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-Mail
Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, VA 22182

> **Re: CEL-SCI Corporation**
> **Registration Statement on Form S-3**
> **Filed May 23, 2014**
> **File No. 333-196243**

Dear Mr. Kersten:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the number of shares held by non-affiliates as reported in your most recent Form 10-K and the market price of your common stock over the most recent sixty days, you do not appear to meet the requirements to use Form S-3 under General Instruction I.B.1 of Form S-3. As such, please provide your analysis as to how you meet the requirements to use Form S-3 to register this offering. If you are relying on General Instruction I.B.6, please provide the disclosure required by Instruction 7 to General Instruction I.B.6 on the outside front cover page of your registration statement.

Item 16. Exhibits

2. Please file the form of the indenture(s) relating to your promissory notes and convertible notes as an exhibit to the registration statement prior to requesting effectiveness. As you may be aware, the Trust Indenture Act of 1939 requires that an indenture be qualified at the time of registration.

Exhibit 5.1

3. We note that the legal opinion states that counsel has examined your articles of incorporation, bylaws, and minutes of the board of directors, applicable Colorado law, and a copy of the registration statement. Please note that the scope of the legality opinion cannot be limited in this manner. Please file a revised legal opinion that states that counsel has examined all documents it has deemed necessary to render its opinion.

4. We note that the legal opinion is limited to the "shares of stock" issuable under the registration statement. Please note that Commission rules require an opinion of counsel with respect to the legality of all securities being registered. Please file a revised legal opinion that opines as to whether the promissory notes, convertible notes, rights, and warrants being registered will be, when issued, binding obligations of the registrant under the law of the jurisdiction(s) governing each security. In this regard, the legal opinion should specifically reference the jurisdiction(s) governing the agreement or instrument pursuant to which the promissory notes, convertible notes, rights, and warrants are issued. Please refer to Sections II.B.1(e) and (f) of Staff Legal Bulletin No. 19 for guidance.

5. We note that the legal opinion states that the company is "authorized to issue the shares of stock which are the subject of this registration statement and such shares, when issued, will represent fully paid and non-assessable shares of CEL-SCI's common stock." Please file a revised legal opinion that opines as to whether the common stock, preferred stock, convertible preferred stock, and any shares underlying the convertible notes, convertible preferred stock, warrants, and rights will be, when sold, legally issued, fully paid and non-assessable. Please refer to Sections II.B.1(a) and 2(a) of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        William T. Hart
        Hart & Hart, LLP
        1624 Washington Street
        Denver, CO 80203